FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 7 November 2002
                         Commission File Number 0-30358

                                  Ebookers plc
                               ------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    --------------------------------------
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X|  Form 40-F
                                    ----          ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                         Yes             No |X|
                            -------        ------


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures:

Appointment                                  7 November 2002

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PRESS RELEASE


              EBOOKERS APPOINTS THOMAS MEYJES AS REGIONAL DIRECTOR

-Former KLM E-Sales Director further strengthens ebookers' management-

7 November 2002 - ebookers plc, the pan-European online travel agency (LSE: EBR,
Nasdaq: EBKR), today announces the appointment of Thomas Meyjes as a Regional Director in a further move to strengthen its management team. Mr Meyjes was formerly Director of E-Sales and new business with KLM - Royal Dutch Airlines.

At ebookers Mr Meyjes will oversee any new European territories that ebookers may enter in the future. He will also work with the expertise of national Managing Directors in Spain and Holland. He will report to Sanjiv Talwar, Group Managing Director.

Thomas Meyjes, 47, was with KLM for 22 years. As their Director of E-Sales he devised a commercial strategy that focused on developing high-margin non-air sales including hotels, cars, cruises, high-end luxury holidays and other consumer products. Prior to this position he undertook a variety of senior posts including Area Manager for the Nordic Region, Vice-President Catering, and Managing Director of KLM Japan. He also headed up the merger programme office of KLM and Alitalia in 1999-2000.

Sanjiv Talwar, Group Managing Director, ebookers plc comments:
"Thomas Meyjes's role will be to work with the expertise of our national Managing Directors to further develop ebookers' huge e-commerce opportunity in Continental Europe. High margin non-air sales will be a major focus."

Dinesh Dhamija Chief Executive Offiver, ebookers plc comments:
"This is another in a series of high profile appointments in 2002. This year we have taken on Philip Dale from Priceline as Chief Information Officer, Nigel Addison Smith from First Choice as Chief Financial Officer, and the former head of Thomas Cook, John Donaldson as a Non-Executive Director. We are giving ourselves the management breadth and experience required to take the business to its next stage of development."

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                                    --ends--


For further information:

ebookers plc
Oliver Strong                                               +44 (0) 20 7489 2239
oliver.strong@ebookers.com                                  +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden                                                 +44 (0) 20 7367 5130
peter.ogden@cubitt.com


About ebookers plc

ebookers plc is a leading pan-European online travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK, and the company has a back office processing facility in India. ebookers is listed on the London Stock Exchange and the Nasdaq in New York.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. These and other risk factors are described in detail in the company's listing particulars dated 17 April 2001, as supplemented by the company's supplementary listing particulars dated 20 April 2001, and the company's Annual Report on Form 20-F for the year ended 31 December 2001 that was filed with the US Securities and Exchange Commission on 27 June 2002.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc


Dated:  November 11 2002
                                                     Dinesh Dhamija
                                                     Chief Executive Officer


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